UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 30, 2023, Newegg Commerce, Inc.’s (the “Company”) majority controlling stockholder, Hangzhou Liaison Interactive Information Technology Co., Ltd. (“Hangzhou Liaison”), published its unaudited preliminary financial information for fiscal year 2022. Those unaudited preliminary financial results contain information about the Company that you can read about at:  http://www.szse.cn/disclosure/listed/notice/index.html?stock=002280.

An English translation of the portion of those unaudited financial results that relate directly to the Company is contained below:

“In general, during the year 2022, the operating profits of e-commerce businesses focused on tech products in the U.S. were negatively impacted by the decrease in customer orders of tech products, which was mainly driven by the increase in the U.S. consumer price index in 2022 as well as a shortage of attractive and innovative 3C/IT new products in the market. This impact extended to the company’s subsidiary, Newegg, one of many e-commerce businesses that experienced a decrease in sales and net profits in 2022 as compared to the year of 2021. During this period, Newegg continued its efforts in efficiency improvement and cost saving to offset certain negative impacts by the market conditions to its profits. In addition, in order to attract, retain and motivate employees, Newegg issued employee restricted stock at the end of the year 2021 and during the year 2022, resulting in an increase in compensation costs, which caused a decrease of approximately RMB140 million in profit for the parent company, Hangzhou Liaison. The factors listed above contributed to a 2022 net loss in the parent company’s e-commerce business.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

January 30, 2023	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer